Absolute Software Cited in Future of Endpoint Management Report by Independent Research Firm
Analyst report underscores firmware-embedded, self-healing capabilities are “most essential”
VANCOUVER, British Columbia and SAN JOSE, Calif. — July 20, 2022 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced it has been cited in Forrester’s recently published “The Future Of Endpoint Management” report. The report keys in on four primary endpoint management trends - self-healing, security convergence, experience analysis, and privacy protection - that IT professionals will need to keep top of mind as they work to simplify and modernize their endpoint strategies.
Analyst Andrew Hewitt, who authored the report, writes, “Self-healing will need to occur at multiple levels: 1) application; 2) operating system; and 3) firmware. Of these, self-healing embedded in the firmware will prove the most essential because it will ensure that all the software running on an endpoint, even agents that conduct self-healing at an OS level, can effectively run without disruption. One global staffing company is already embedding self-healing at the firmware level using Absolute Software’s Application Persistence capability to ensure that its VPN remains functional for all remote workers.”
Anchored by its patented Persistence® technology residing in more than 500 million endpoints, Absolute provides an undeletable digital tether to every device to help ensure the highest levels of resiliency. Absolute’s Application Persistence™ service leverages this unbreakable, two-way connection to monitor mission-critical security applications’ health and behavior; identify if missing or corrupted; and automatically repair or reinstall components when necessary - without requiring human intervention.
“We are proud to be recognized for our persistence-based approach to self-healing in Forrester’s Future of Endpoint Management report,” said John Herrema, EVP of Product and Strategy at Absolute. “Having the ability to dynamically and intelligently self-heal devices, applications, and network connections is critical to strengthening cyber resilience against the escalating threat of ransomware and malicious attacks. We are laser focused on delivering product innovations that help our customers close security gaps and ensure the endpoint tools they have invested in remain healthy and working effectively.”
To download a complimentary copy of the full report, “The Future of Endpoint Management,” visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in Winter 2022 and Endpoint Management in Spring 2022.
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